Exhibit 1

MIND CTI Reports Fourth Quarter and Full Year 2020 Results

*Board Declares Cash Dividend

* MIND CTI to Host Annual Meeting of Shareholders

Yoqneam, Israel, March 4, 2021 MIND C.T.I. LTD. – (NasdaqGM: MNDO), a leading provider of convergent end-to-end prepaid/postpaid billing and customer care product based solutions for service providers, unified communications analytics and call accounting solutions for enterprises as well as enterprise messaging solutions, today announced results for its fourth quarter and full year ended December 31, 2020.

The following will summarize our business in the fourth quarter of 2020 and provide a more detailed review of the financial results for the quarter and for the full year. Full financial results can be found in the Company News section of our website at http://www.mindcti.com/company/news/ and in our Form 6-K.

Financial Highlights of Q4 2020

•	Revenues of $5.8 million, compared to $6.7 million in the fourth quarter of 2019.
•	Operating income of $1.3 million, or 23% of total revenue, compared to $1.2 million, or 18% of revenue in the fourth quarter of 2019.
•	Net income of $1.4 million or $0.07 per share, compared to $1.3 million or $0.07 per share in the fourth quarter of 2019.
•	Cash flow from operating activities of $2.3 million, compared to $1.2 million in the fourth quarter of 2019.

Financial Highlights of Full Year 2020

•	Revenues of $23.4 million, compared to $22.7 million in 2019, with the increase attributed to the acquisition of Message Mobile in March 2019 and GTX in September 2019, which generated revenues of approximately $8.7 million during 2020 and revenues of approximately $6.1 million during the period we consolidated their results in 2019.
•	Operating income of $5.5 million, or 23% of total revenue, compared to $5.0 million, or 22.0% of total revenue in 2019.
•	Net income of $5.4 million, or $0.27 per share, compared to $5.1 million, or $0.26 per share in 2019.
•	Cash flow from operating activities of $6.5 million, compared to $6.7 million in 2019.
•	Cash position of approximately $17 million as of December 31, 2020.

Monica Iancu, MIND CTI’s President and Chief Executive Officer, commented: “Our lower revenues reflect the expected and previously announced negative impact of the shrinking relevant telecom markets and strong competition. We experience the effect of the COVID-19 pandemic in all areas of our business. We believe that due to the general economic uncertainty, the majority of our customers, both enterprises and carriers, are restricting their budgets and are delaying new projects. Regarding the two acquisitions we completed in 2019, we successfully integrated these two subsidiaries, and they have both performed well. While for the near term we expect a negative impact of the abovementioned circumstances on our results, we believe that we have the required resources to respond to market needs, to be relevant for future market trends in our core billing, analytics and messaging platforms, as well as continue with our dividend policy and at the same time focus on targeting potential acquisitions that could be a source of growth.”

Revenue Distribution for Q4 2020

Revenues in the Americas represented 44%, revenues in Europe represented 51% (including the Message Mobile and GTX revenues in Germany that represented 38%) and revenues in the rest of the world represented 5% of our total revenues.

Revenues from our customer care and billing software were $2.9 million, or 50% of total revenues, revenues from enterprise messaging and payment solutions were $2.2 million, or 38% of total revenues, and revenues from our enterprise call accounting software were $0.7 million, or 12% of total revenues.

Revenues from licenses were $0.3 million, or 5% of total revenues, while revenues from maintenance and additional services were $5.5 million, or 95% of total revenues.

Revenue Distribution for Full Year 2020

Revenues in the Americas represented 44%, revenues in Europe represented 50% (including the Message Mobile and GTX revenues in Germany that represented 37%) and revenues in the rest of the world represented 6% of our total revenues.

Revenues from our customer care and billing software were $12 million, or 51% of total revenues, revenues from enterprise messaging and payment solutions were $8.7 million, or 37% of total revenues, and revenues from enterprise call accounting software were $2.7 million, or 12% of our total revenues.

Revenues from licenses were $1.4 million, or 6% of total revenues, compared to $2.3 million, or 10% of total revenues in 2019, while revenues from maintenance and additional services were $22 million, or 94%, compared to $20.4 million or 90% of total revenues in 2019.

Dividend Distribution

Since July 2003, when we first adopted a dividend policy, we performed 18 distributions, including one special dividend. We continue to believe that our annual dividends enhance shareholder value.

Taking into consideration our dividend policy and the remaining cash after the distribution, our Board of Directors declared on March 4, 2021, a gross dividend of $0.26 per share. The record date for the dividend will be March 18, 2021 and the payment date will be April 8, 2021. Tax will be withheld at a rate of 20%.

Active Pursuit of Acquisitions

As previously announced, we continue targeting potential acquisitions that could be a source of growth, by focusing on acquisition targets at reasonable valuations that satisfy the criteria we defined: proven revenues, complementary technology or geography and expected accretion to earnings within two to three quarters.

AGM

MIND also announced today that its 2021 Annual General Meeting of Shareholders will be held on Tuesday, May 11, 2021 at 10:00 A.M. (Israel time), at the offices of the Company, 2 HaCarmel St., Yoqneam Ilit 2066724, Israel.

Shareholders of record at the close of business on April 8, 2021 are entitled to vote at the Meeting. All shareholders are cordially invited to attend the Meeting in person. Proxy statements and proxy cards for use by shareholders that cannot attend the meeting in person will be sent to shareholders that hold shares registered with the American Stock Transfer & Trust Company, including shares held via DTC members. The right under Israeli law of 1% shareholders to request the addition of appropriate matters to the agenda shall expire 14 days after the date of this notice.

The agenda of the meeting is as follows:

(i)	to re-appoint Brightman Almagor Zohar (a firm in the Deloitte Global Network) as the Company’s independent auditor until the close of the following Annual General Meeting and to authorize the Board of Directors of the Company to determine its remuneration or to delegate the Audit Committee thereof to do so;

(ii)	to re-elect Mr. Meir Nissensohn as a Class III director of the Company until the 2024 Annual General Meeting and his compensation for his services as director;

(iii)	to elect Mr. Amnon Neubach as a Class III director of the Company until the 2024 Annual General Meeting and his compensation for his services as director; and

(iv)	to discuss the Company’s audited financial statements for the year ended December 31, 2020.

About MIND

MIND CTI Ltd. is a leading provider of convergent end-to-end billing and customer care product-based solutions for service providers, unified communications analytics and call accounting solutions for enterprises as well as enterprise messaging solutions. MIND provides a complete range of billing applications for any business model (license, SaaS, managed service or complete outsourced billing service) for Wireless, Wireline, Cable, IP Services and Quad-play carriers. A global company, with over twenty years of experience in providing solutions to carriers and enterprises, MIND operates from offices in the United States, Romania, Germany and Israel.

Cautionary Statement for Purposes of the "Safe Harbor" Provisions of the Private Securities Litigation Reform Act of 1995: All statements other than historical facts included in the foregoing press release regarding the Company's business strategy are "forward-looking statements." These statements are based on management's beliefs and assumptions and on information currently available to management. Forward-looking statements are not guarantees of future performance, and actual results may materially differ. The forward-looking statements involve risks, uncertainties, and assumptions, including the risks discussed in the Company's annual report and other filings with the United States Securities Exchange Commission. The Company does not undertake to update any forward-looking information.

For more information please contact:

Andrea Dray

MIND C.T.I. Ltd.

Tel: +972-4-993-6666

investor@mindcti.com

MIND C.T.I. LTD.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2020	2019	2020	2019
	U.S. dollars in thousands (except per share data)

REVENUES	$5,819	$6,689	$23,374	$22,664
COST OF REVENUES	2,819	3,378	11,153	10,126
GROSS PROFIT	3,000	3,311	12,221	12,538
OPERATING EXPENSES:
Research and development	1,027	1,136	3,963	4,186
Selling and marketing	114	357	973	1,225
General and administrative	522	605	1,822	2,087
Total operating expenses	1,663	2,098	6,758	7,498
OPERATING INCOME	1,337	1,213	5,463	5,040
FINANCIAL INCOME, net	184	209	379	483
INCOME BEFORE TAXES ON INCOME	1,521	1,422	5,842	5,523
TAXES ON INCOME	131	92	459	458
NET INCOME	$1,390	$1,330	$5,383	$5,065

EARNINGS PER SHARE - in U.S. dollars:
Basic	$0.07	$0.07	$0.27	$0.26
Diluted	$0.07	$0.07	$0.27	$0.25

WEIGHTED AVERAGE NUMBER OF SHARES USED IN COMPUTATION OF EARNINGS PER SHARE - in thousands:
Basic	19,934	19,832	19,907	19,746
Diluted	20,138	20,025	20,138	19,962

MIND C.T.I. LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS

(Unaudited)

	December 31,
	2020	2019
	U.S. dollars in thousands
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$8,260	$6,479
Short-term bank deposits	7,180	6,795
Marketable securities	1,576	1,916
Accounts receivable, net:
Trade	2,134	3,082
Other	269	577
Prepaid expenses	273	228
Total current assets	19,692	19,077

INVESTMENTS AND OTHER NON-CURRENT ASSETS:
Marketable securities	-	129
Severance pay fund	1,823	1,725
Deferred income taxes	127	36
Property and equipment, net of accumulated depreciation and amortization	159	167
Right-of-use assets, net of accumulated depreciation	1,775	1,290
Intangible assets, net of accumulated amortization	702	761
Goodwill	8,139	7,910
Total assets	$32,417	$31,095

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Accounts payable and accruals:
Trade	$1,278	$2,066
Other	1,908	1,818
Current maturities of lease liabilities	346	292
Deferred revenues	2,113	1,892
Total current liabilities	5,645	6,068

LONG-TERM LIABILITIES:
Deferred revenues	85	103
Lease liabilities, net of current maturities	1,492	983
Employee rights upon retirement	1,865	1,775
Deferred income taxes	211	230
Total liabilities	9,298	9,159

SHAREHOLDERS’ EQUITY:
Share capital	54	54
Additional paid-in capital	27,202	27,050
Accumulated other comprehensive loss	(522)	(884)
Accumulated deficit	(2,472)	(3,080)
Treasury shares	(1,143)	(1,204)
Total shareholders’ equity	23,119	21,936
Total liabilities and shareholders’ equity	$32,417	$31,095

MIND C.T.I. LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2020	2019	2020	2019
	U.S. dollars in thousands
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$1,390	$1,330	$5,383	$5,065
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	46	61	200	151
Accrued severance pay	37	(125)	118	111
Deferred income taxes, net	(30)	(11)	(128)	(30)
Unrealized gain from marketable securities, net	(16)	(2)	(51)	(93)
Realized gain on sale of marketable securities, net	-	-	(25)	(24)
Employees share-based compensation expenses	42	53	213	200
Changes in operating asset and liability items:
Decrease (increase) in accounts receivable:
Trade	750	692	1,073	805
Other	339	(187)	323	187
Decrease (increase) in prepaid expenses:	(43)	92	(45)	(15)
Increase (decrease) in accounts payable and accruals:
Trade	(774)	(206)	(901)	138
Other	116	90	58	48
Change in operating lease liability	38	(67)	78	(15)
Decrease (increase) in deferred revenues	419	(480)	203	153
Net cash provided by operating activities	2,314	1,240	6,499	6,681

CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of a subsidiary	-	-	-	(2,310)
Purchase of property and equipment	(8)	(26)	(68)	(52)
Severance pay fund	(31)	63	(126)	(139)
Proceeds from sale of marketable securities	51	92	545	2,529
Proceeds from (investment in) short-term bank deposits	(2,080)	423	(385)	2,017
Net cash provided by (used in) investing activities	(2,068)	552	(34)	2,045

CASH FLOWS FROM FINANCING ACTIVITIES:
Dividend paid	-	-	(4,775)	(5,061)
Net cash used in financing activities	-	-	(4,775)	(5,061)

TRANSLATION ADJUSTMENTS ON CASH AND CASH EQUIVALENTS	54	16	91	11

INCREASE IN CASH, CASH EQUIVALENTS AND RESTRICTED CASH	300	1,808	1,781	3,676
BALANCE OF CASH, CASH EQUIVALENTS AND
RESTRICTED CASH AT BEGINNING OF PERIOD	7,960	4,671	6,479	*2,803
BALANCE OF CASH, CASH EQUIVALENTS AND
RESTRICTED CASH AT END OF PERIOD	$8,260	$6,479	$8,260	$6,479

* Including $2,739 cash and cash equivalents and $64 restricted cash that was presented in other receivables.